Exhibit 99.2

Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three months ended June 30, 2013 and 2012

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

For the three months ended

	June 30, 2013	June 30, 2012
Revenue	$155,895	$174,544
Cost of sales	88,154	93,866

Gross margin	67,741	80,678

Operating expenses
Selling, marketing and administration	31,541	48,105
Research and development	11,158	13,221
Depreciation and amortization of property and equipment	4,391	5,178
Amortization of intangible assets	2,390	2,392
Restructuring costs (note 2)	(683)	108
Impairment of property and equipment	11	—

	48,808	69,004

Operating income	18,933	11,674

Non-operating expenses (income)
Interest expense	3,554	3,218
Foreign exchange loss	6,300	6,315
Other income, net	(130)	(117)

	9,724	9,416

Income before income taxes	9,209	2,258

Income tax expense (recovery) (note 10)
Current	2,175	3,330
Deferred	(2,126)	(2,477)

	49	853

Net income	$9,160	$1,405

Earnings per share (note 12)
Basic	$0.08	$0.01
Diluted	$0.07	$0.01

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

For the three months ended

	June 30, 2013	June 30, 2012
Net income	$9,160	$1,405
Other comprehensive income
Unrealized gains on translation of consolidated financial statements to U.S. dollar reporting currency	2,029	395
Unrealized gains on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $100 for the three months ended June 30, 2013 (2012—$16)	1,823	1,515

	3,852	1,910

Total comprehensive income	$13,012	$3,315

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars, except number of shares)

	June 30, 2013	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$191,259	$141,383
Trade receivables (note 3)	107,648	65,106
Other current assets	9,348	11,062
Income taxes recoverable	16,648	25,661
Inventory (note 4)	63,341	65,762
Deferred income taxes	15,401	16,056

	403,645	325,030

Property and equipment (note 5)	88,931	100,053
Intangible assets (note 6)	20,522	22,958
Deferred income taxes	23,251	22,321
Deferred financing fees	2,103	2,824
Other long-term assets	758	—

	$539,210	$473,186

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$44,838	$32,453
Accrued and other current liabilities	67,555	80,275
Deferred revenue	34,391	35,438
Current portion of capital lease obligation (note 5)	1,185	—
Current portion of long-term debt (note 7)	3,050	3,050

	151,019	151,216

Long-term debt (note 7)	274,413	285,175
Capital lease obligation (note 5)	67,129	—
Other long-term liabilities	3,843	4,497
Deferred revenue	84,185	87,076
Deferred income taxes	5,578	6,238

	586,167	534,202
Guarantees and contingencies (note 13)
Shareholders’ deficit
Share capital (note 8)
Class A Subordinate Voting Shares—no par value
Authorized—unlimited
Outstanding—41,594,717 shares as of June 30, 2013 and 41,110,669 as of March 31, 2013	455,691	454,703
Class B Shares—no par value
Authorized—unlimited
Issued and outstanding—79,464,195 shares as of June 30, 2013 and March 31, 2013	238,407	238,407
Treasury Shares—410,502 Class A Subordinate Voting Shares as of June 30, 2013 and March 31, 2013	(840)	(840)
Accumulated other comprehensive loss	(4,885)	(8,737)
Additional paid-in capital (notes 8 and 9)	41,340	41,281
Deficit	(776,670)	(785,830)

	(46,957)	(61,016)

	$539,210	$473,186

Subsequent event (note 16)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit (unaudited)

(thousands of U.S. dollars)

For the three months ended June 30, 2013

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2013	$692,270	$(785,830)	$(8,737)	$41,281	$(61,016)
Net income	—	9,160	—	—	9,160
Participant Equity Loan Plan	92	—	—	—	92
Other comprehensive income	—	—	3,852	—	3,852
Stock-based compensation	—	—	—	955	955
Share issuance	896	—	—	(896)	—

Balance as of June 30, 2013	$693,258	$(776,670)	$(4,885)	$41,340	$(46,957)

For the three months ended June 30, 2012

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2012	$696,399	$(731,335)	$(10,782)	$34,109	$(11,609)
Net income	—	1,405	—	—	1,405
Participant Equity Loan Plan	29	—	—	—	29
Repurchase of common shares	(3,963)	—	—	3,439	(524)
Other comprehensive loss	—	—	1,910	—	1,910
Stock-based compensation	—	—	—	1,854	1,854

Balance as of June 30, 2012	$692,465	$(729,930)	$(8,872)	$39,402	$(6,935)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

For the three months ended

	June 30, 2013	June 30, 2012
Cash provided by (used in)
Operations
Net income	$9,160	$1,405
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization of property and equipment	5,885	6,198
Amortization of intangible assets	2,414	2,392
Amortization of deferred financing fees	643	538
Non-cash interest (recovery) expense on long-term debt	(139)	243
Non-cash restructuring costs in other long-term liabilities	(351)	(338)
Stock-based compensation	955	1,854
Loss on foreign exchange	5,387	7,068
Deferred income tax recovery	(2,126)	(2,477)
Impairment of property and equipment	11	—
Loss on disposal of property and equipment	15	6
Trade receivables	(42,156)	(19,138)
Other current assets	1,131	707
Inventory	427	14,182
Income taxes recoverable and payable	8,271	(4,291)
Accounts payable, accrued and other current liabilities	2,389	(10,542)
Deferred revenue	212	2,891
Other long-term assets	(778)	—

Cash (used in) provided by operating activities	(8,650)	698

Investing
Proceeds from sale of property and equipment	3	—
Capital expenditures	(4,233)	(4,877)
Proceeds from sale-leaseback, net	76,216	—

Cash provided by (used in) investing activities	71,986	(4,877)

Financing
Repurchase of common shares	—	(524)
Repayment of debt	(10,763)	(763)
Repayment of capital lease obligation	(489)	—
Participant equity loan plan, net	64	(14)

Cash used in financing activities	(11,188)	(1,301)

Effect of exchange rate changes on cash and cash equivalents	(2,272)	(1,700)

Net increase (decrease) in cash and cash equivalents	49,876	(7,180)
Cash and cash equivalents, beginning of period	141,383	95,535

Cash and cash equivalents, end of period	$191,259	$88,355

Cash and cash equivalents are comprised as follows
Cash	$18,917	$22,766
Short-term investments	172,342	65,589

	$191,259	$88,355

Supplemental cash flow disclosures
Interest paid	$2,695	$2,596
Interest received	$145	$123
Income taxes paid	$631	$6,782
Amount of non-cash capital expenditures in accounts payable and accrued and other current liabilities	$1,651	$1,753

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited consolidated financial statements. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2013, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

As a result of the sale-leaseback transaction (note 5), the following significant accounting policy was applied in the three months ended June 30, 2013.

(a) Leases

Lease agreements are evaluated to determine whether they are capital or operating leases. When substantially all of the risks and benefits of property ownership have been transferred to the Company, the lease is recognized as a capital lease.

For capital leases, an asset is recorded at the lower of fair market value or the net present value of the future minimum lease payments, with a corresponding obligation. Assets under capital lease are amortized on a straight-line basis over the lease term. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease obligation.

Gains associated with sale-leaseback transactions are deferred. The deferred gain is presented as a reduction of the asset under capital lease. This gain is amortized on a straight-line basis over the lease term as a reduction to amortization expense.

2. Restructuring costs

(a) Fiscal 2013 December restructuring

In December 2012, the Company announced a restructuring plan that will increase focus on its target markets and streamline its corporate support functions. As part of the restructuring, the Company reduced its workforce by approximately 25%. The majority of the workforce reduction was completed by March 31, 2013. Further workforce reduction was completed in the first quarter of fiscal 2014. No further material costs are expected to be incurred.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 December restructuring activities for the three months ended June 30, 2013 is summarized in the following table.

	Three months ended June 30, 2013
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Accrued restructuring obligation at beginning of period	$5,729	$1,018	$84	$6,831
Restructuring costs incurred	151	—	329	480
Restructuring costs paid	(1,620)	(756)	(59)	(2,435)
Adjustments	(1,252)	—	—	(1,252)
Currency translation adjustment	(121)	(14)	(10)	(145)

Accrued restructuring obligation at end of period	$2,887	$248	$344	$3,479

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

During the first quarter of fiscal 2014, the Company recorded additional restructuring costs of $480. The Company’s original estimate was higher than actual employee termination costs incurred and as a result an adjustment of $(1,252) was recorded.

To date the Company has incurred restructuring costs of $16,618, comprised of employee termination benefits of $15,071, facilities costs of $1,010 and other restructuring costs of $537.

At June 30, 2013, the accrued restructuring obligation of $3,479 (March 31, 2013 – $6,831) was included in accrued and other current liabilities.

(b) Fiscal 2013 August restructuring

In August 2012, the Company announced a restructuring plan to implement additional cost reduction measures with the objective of improving the Company’s operating efficiencies. The restructuring plan was completed during the quarter ended September 30, 2012.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 August restructuring activities for the three months ended June 30, 2013 is summarized in the following table.

Three months ended June 30, 2013
Employee Termination Costs
Accrued restructuring obligation at beginning of period	$161
Restructuring costs incurred	—
Restructuring costs paid	—
Currency translation adjustment	(6)

Accrued restructuring obligation at end of period	$155

To date the Company has incurred restructuring costs of $1,947 relating to employee termination costs.

At June 30, 2013, the remaining accrued restructuring obligation of $155 (March 31, 2013 – $161), primarily related to outplacement costs, was included in accrued and other current liabilities.

(c) Fiscal 2012 August restructuring

In August 2011, the Company announced the transfer of the remainder of its interactive display assembly operations from its leased facility in Ottawa, Canada to existing contract manufacturers. The decision reflected the Company’s ongoing strategy to reduce costs in all areas of its operations and the transition was completed by March 31, 2012. In December 2011, the Company ceased using the assembly and warehouse space at the Ottawa facility and recorded a lease obligation based on future lease expenditures and estimated future sublease rentals for the remainder of the term.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

The change in the Company’s accrued restructuring obligation associated with the fiscal 2012 August restructuring activities for the three months ended June 30, 2013 and 2012 is summarized in the following table.

	Three months ended June 30,
	2013	2012
	Lease Obligation Costs
Accrued restructuring obligation at beginning of period	$6,500	$7,788
Restructuring costs paid	(633)	(626)
Accretion expense	89	108
Currency translation adjustment	(206)	(154)

Accrued restructuring obligation at end of period	$5,750	$7,116

To date the Company has incurred restructuring costs of $14,901, comprised of employee termination benefits of $3,745, lease obligation costs of $9,701 and other restructuring costs of $1,455.

At June 30, 2013, the current portion of the accrued restructuring obligation of $2,021 (March 31, 2013 – $2,286) was included in accrued and other current liabilities with the remaining long-term portion of $3,729 (March 31, 2013 – $4,214) included in other long-term liabilities.

3. Trade receivables

	June 30, 2013	March 31, 2013
Trade receivables	$110,819	$68,606
Allowance for doubtful receivables	(3,171)	(3,500)

	$107,648	$65,106

4. Inventory

	June 30, 2013	March 31, 2013
Finished goods	$56,026	$59,972
Raw materials	12,134	10,577
Provision for obsolescence	(4,819)	(4,787)

	$63,341	$65,762

The provision for obsolescence is related to finished goods and raw materials inventory.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

5. Property and equipment

	June 30, 2013	March 31, 2013
Cost
Asset under capital lease, net	$54,186	$—
Building	—	72,925
Information systems, hardware and software	68,330	70,049
Assembly equipment, furniture, fixtures and other	41,353	37,875
Assets under construction	2,739	5,858

	$166,608	$186,707
Accumulated depreciation and amortization
Asset under capital lease, net	$518	$—
Building	—	12,139
Information systems, hardware and software	49,555	48,127
Assembly equipment, furniture, fixtures and other	27,604	26,388

	$77,677	$86,654
Net book value
Asset under capital lease, net	$53,668	$—
Building	—	60,786
Information systems, hardware and software	18,775	21,922
Assembly equipment, furniture, fixtures and other	13,749	11,487
Assets under construction	2,739	5,858

	$88,931	$100,053

Sale-leaseback transaction

The Company sold its global headquarters building for proceeds of $76,216, net of transaction fees. Pursuant to the agreement, the Company entered into a 20-year lease agreement on the building with an effective date of May 7, 2013. Based on the terms of the agreement, the Company has classified and is accounting for the lease as a capital lease. The lease provides an option for four additional five-year periods. The initial base rent is CDN$5,945 per year, payable monthly, with an 8% escalation every five years. The gain on sale of CDN$15,000, has been deferred and is being recognized on a straight-line basis over the initial lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the capital asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

Future minimum annual payments under capital lease at June 30, 2013 are as follows.

Twelve months ending June 30,
Annual minimum lease payments
2014	$5,652
2015	5,652
2016	5,652
2017	5,652
2018	5,726
2019 and thereafter	98,057

Total minimum lease payments	$126,391
Less: imputed interest on capital lease	58,077

Present value of minimum lease payments	$68,314

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

6. Intangible assets

	June 30, 2013	March 31, 2013
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,964	3,999

	$51,064	$51,099
Accumulated amortization
Acquired technology	$17,093	$15,754
Customer relationships	11,171	10,296
Other intellectual property	2,278	2,091

	$30,542	$28,141
Net book value
Acquired technology	$12,507	$13,846
Customer relationships	6,329	7,204
Other intellectual property	1,686	1,908

	$20,522	$22,958

7. Long-term debt and credit facilities

	June 30, 2013	March 31, 2013
First lien facility	$277,463	$288,225
Current portion of long-term debt	(3,050)	(3,050)

	$274,413	$285,175

All debt and credit facilities are U.S. dollar facilities.

The First lien facility matures on August 28, 2014 and bears interest at LIBOR plus 2.75%. The Company has two revolving credit facilities totaling $100,000 that form part of the First lien facility: a $45,000 facility that bears interest at LIBOR plus 2.0% and a $55,000 facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of June 30, 2013.

The Company repaid $10,000 of the First lien facility from the proceeds of the building sale (note 5) during the three months ended June 30, 2013.

Subsequent to June 30, 2013, the Company closed its credit facility refinancing (note 16).

8. Share capital

(a) Share capital

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

(ii) Issued and outstanding

Shares outstanding	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2013	41,521,171	(410,502)	79,464,195	120,574,864
Participant Equity Loan Plan	—	—	—	—
Share issuance (note 9(c))	484,048	—	—	484,048

June 30, 2013	42,005,219	(410,502)	79,464,195	121,058,912

Stated amount	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2013	$454,703	$(840)	$238,407	$692,270
Participant Equity Loan Plan	92	—	—	92
Share issuance (note 9(c))	896	—	—	896

June 30, 2013	$455,691	$(840)	$238,407	$693,258

9. Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. In June 2013, The Board of Directors approved an increase in the number of Class A Subordinate Shares reserved for issuance under the 2010 Plan to 12% from 10% of the total issued and outstanding Class A Subordinate Voting Shares and Class B Shares. Such increase is subject to obtaining shareholder approval and the approval of the increase is a special matter to be acted upon at the Company’s annual meeting of shareholders scheduled for August 8, 2013. At June 30, 2013 there were 3,028,163 stock-based awards available for future grant. Total stock-based compensation expense including the total value expensed as part of the Participant Equity Loan Plan was $955 and $1,808 for the three months ended June 30, 2013 and 2012, respectively.

(a) Stock options

A summary of the status of the Company’s stock options at June 30, 2013 and 2012 and changes during the three months then ended is as follows.

	Three months ended June 30,
	2013		2012
	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option
Balance at beginning of period	3,088,195	$6.86	3,000,657	$9.11
Granted	439,500	1.35	731,000	1.62
Exercised	—	—	—	—
Forfeited	(210,996)	9.46	(54,661)	7.12

Balance at end of period	3,316,699	$5.96	3,676,996	$7.65

Exercisable at end of period	736,207	$8.13	16,618	$17.00

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

Stock-based compensation expense related to options included in selling, marketing and administration expense and research and development expense for the three months ended June 30, 2013 was $378 (June 30, 2012 – $528). As at June 30, 2013, the total compensation cost not yet recognized related to stock options was $1,395.

The weighted-average fair value of the stock options granted was calculated using the Black-Scholes-Merton (“BSM”) option-pricing model with the following assumptions.

	Three months ended June 30,
	2013	2012
Fair value of stock options granted during the period	$0.60	$0.78
Assumptions
Risk-free interest rate	0.56%	0.53%
Volatility	61.7%	63.4%
Expected life in years	3.5	4.0
Expected dividend yield	0%	0%

The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders.

The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for the three months ended June 30, 2013 is the Company’s historical volatility from the Company’s IPO on July 20, 2010 to the date of grant. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and revises these estimates in subsequent periods if actual forfeitures differ from those estimates. The estimated annual future forfeiture rate is 10.0% at June 30, 2013.

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company. Compensation expense is recorded at the date of grant based on the quoted market price of the Company’s Class A Subordinate Voting Shares with an offset to additional paid-in capital.

A summary of the status of the Company’s DSUs at June 30, 2013 and 2012 and changes during the three months then ended is as follows.

	Three months ended June 30,
	2013	2012
	Number of DSUs	Number of DSUs
Balance at beginning of period	60,000	30,000
Granted	—	30,000
Exercised	—	—
Forfeited	—	—

Balance at end of period	60,000	60,000

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

Compensation expense relating to DSUs for the three months ended June 30, 2013 included in selling, marketing and administration expense amounted to nil (June 30, 2012 – $49).

(c) Restricted share units

Restricted share units (“RSUs”) are issued to executives of the Company and may be settled in cash or shares of the Company at the option of the Company.

A summary of the status of the Company’s RSUs at June 30, 2013 and 2012 and changes during the three months then ended is as follows.

	Three months ended June 30,
	2013	2012
	Number of RSUs	Number of RSUs
Balance at beginning of period	1,919,461	595,075
Granted	4,360,000	2,260,000
Exercised	(484,048)	—
Forfeited	(53,334)	(12,000)

Balance at end of period	5,742,079	2,843,075

Vested at end of period	—	76,633

During the three months ended June 30, 2013, the Company issued 210,000 (June 30, 2012 – 2,063,000) time-based RSUs which vest evenly over three years of which 53,334 were forfeited in the three months ended June 30, 2013. Time-based RSUs are fair valued at the date of grant and compensation expense is recognized on a graded basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to time-based RSUs for the three months ended June 30, 2013 included in selling, marketing and administration expense and research and development expense amounted to $349 (June 30, 2012 – $289).

During the three months ended June 30, 2013, 484,048 time-based RSUs with a fair value at the date of grant of $896 vested and were exercised. The RSUs were settled through the issuance of 484,048 Class A Subordinate Voting Shares to holders of the vested RSUs. During the three months ended June 30, 2012, 76,633 time-based RSUs vested with a fair value at the date of grant of $447. The Company settled this obligation through the issuance of Class A Subordinate Voting Shares in the second and third quarter of fiscal 2013.

During the three months ended June 30, 2013, the Company also issued 4,150,000 (June 30, 2012 – 197,000) performance-based RSUs to executives and senior management of the Company. These performance-based RSUs vest after three years upon meeting certain three-year financial targets and strategic objectives. Performance-based RSUs are fair valued at the date of grant and compensation expense is recorded on a straight-line basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to performance-based RSUs for the three months ended June 30, 2013 included in selling, marketing and administration expense and research and development expense amounted to $228 (June 30, 2012 – $181).

As at June 30, 2013, estimated total compensation expense not yet recognized related to all RSUs was $6,863.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

10. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows.

	Three months ended June 30,
	2013	2012
Income before income taxes	$9,209	$2,258
Combined tax rate	25.00%	25.00%

Expected income tax expense	2,302	565
Adjustments
Non-deductible, non-taxable items	992	1,054
Variation in foreign tax rates	83	141
Deferred income tax rate differences	—	280
Change in valuation allowance	(994)	110
Investment tax credits—current year	(1,092)	(1,335)
Investment tax credits—prior years	(1,380)	(157)
Other	138	195

Income tax expense	$49	$853

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in Canada and the U.S. are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

The Company does not recognize tax benefits associated with uncertain tax positions unless the position is more likely than not to be sustained upon examination.

11. Product warranty

The change in the Company’s accrued warranty obligation for the three months ended June 30, 2013 and 2012 are summarized in the following table.

	Three months ended June 30,
	2013	2012
Accrued warranty obligation at beginning of period	$19,794	$17,514
Actual warranty costs incurred	(3,244)	(3,497)
Warranty provision	4,308	4,158
Currency translation adjustment	(689)	(359)

Accrued warranty obligation at end of period	$20,169	$17,816

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

The warranty obligation was included in accrued and other current liabilities.

12. Earnings per share amounts

	Three months ended June 30,
	2013	2012
Net income for basic and diluted earnings per share available to common shareholders	$9,160	$1,405
Weighted-average number of shares outstanding—basic	120,677,694	121,141,901
Effect of dilutive securities—stock-based compensation	5,802,079	2,903,075

Weighted-average number of shares outstanding—diluted	126,479,773	124,044,976

Basic earnings per share	$0.08	$0.01
Diluted earnings per share	$0.07	$0.01

The Company uses the treasury stock method to calculate diluted earnings per share. The weighted-average number of shares outstanding reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis for the three months ended June 30, 2013 and 2012. Options to purchase 3,316,699 and 3,676,996 Class A Subordinate Voting Shares were outstanding at June 30, 2013 and 2012, respectively. During the three months ended June 30, 2013, 859,500 (2012 – 731,000) options had an exercise price lower than the weighted-average trading price of underlying Class A Subordinate Voting Shares. These options were excluded from the calculation of diluted earnings per share because the combined exercise price and unamortized fair value is greater than the average trading price of the Class A Subordinate Voting Shares for the three months ended June 30, 2013 and 2012 and therefore their inclusion would have been anti-dilutive. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the three months ended June 30, 2013 and 2012.

Diluted earnings per share includes the dilutive impact of outstanding DSUs and RSUs based on the average trading price of Class A Subordinate Voting Shares for the three months ended June 30, 2013 and 2012.

13. Guarantees and contingencies

(a) Securities Class Actions

In re SMART Technologies Inc. Securities Litigation

Beginning in December 2010, several putative class action complaints against the Company and other parties were filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. After a series of motions, the court-appointed Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust, filed a consolidated amended class action complaint in the New York court in November 2011. A motion to dismiss the case was filed by the defendants on January 6, 2012 and, on April 3, 2012, the Court granted in part and denied in part the motion. A Second Amended Complaint was filed on April 23, 2012 and the Company filed a motion to dismiss the amended claims on May 11, 2012. On August 21, 2012, the Court denied the Company’s motion to dismiss the amended claims. On January 11, 2013, the Court issued an order certifying a class defined as: “All persons or entities who purchased or otherwise acquired (and did not sell) SMART common stock in the United States prior to

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

November 10, 2010, pursuant or traceable to the Offering Materials. With respect to claims brought under section 12(a)(2), the class is limited to U.S. purchasers of SMART stock in the July 14, 2010, initial public offering.”

Tucci v. SMART Technologies Inc. et al.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO (the “Lefever/Runnels Action”). A second class proceeding was subsequently initiated by the same law firm with an Ontario-based representative plaintiff in May 2011 (the “Tucci Action”). The certification motion in the Tucci Action was heard on February 1, 2013. While the parties consented to certain terms of certification, including terms dismissing the Lefever/Runnels Action, the court heard arguments as to whether secondary market purchasers should be included in the class definition to be certified in the Tucci Action. On February 4, 2013, the court released its decision and certified a class limited to primary market purchasers of SMART shares during the IPO from underwriters domiciled in Canada. The court refused to certify the claims alleged on behalf of secondary market purchasers in the Tucci Action. On February 12, 2013 the plaintiff in the Tucci action served a notice of motion for leave to appeal the certification decision.

Harper v. SMART Technologies Inc. et al.

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and plaintiffs filed a motion to remand the case to California state court. On September 28, 2012, the Court granted the plaintiff’s motion to remand the case to California state court, where it is now pending, and denied as moot the defendants’ motion to transfer. In November 2012, the defendants filed a motion to stay the Harper action pending resolution of SMART Technologies Inc. Securities Litigation in the Southern District of New York. That motion remains pending.

All of the claims in Canada and the U.S. are essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

Provisional Settlement of Securities Class Actions

On March 13, 2013, the Company announced that an agreement in principle had been reached with the plaintiffs in the U.S. and Canadian shareholder class action lawsuits involving the Company, In re SMART Technologies Inc. Shareholder Litigation, pending in the United States District Court for the Southern District of New York, and Tucci v. SMART Technologies Inc., et al., pending in the Ontario Superior Court of Justice (the “Actions”). Pursuant to the settlement terms, the parties have agreed to settle the Actions, releasing the alleged claims and all related claims, subject to various conditions, including appropriate class notice, court approvals and the dismissal of related putative class claims in Harper v. SMART Technologies Inc., et al., currently pending in the Superior Court of the State of California. The proposed settlement will be funded entirely by insurance maintained by the Company.

On May 23, 2013, the United States District Court for the Southern District of New York (“US Court”) issued an order preliminarily approving a proposed settlement in the U.S. class action proceeding, In Re SMART

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

Technologies Inc. Shareholder Litigation. The US Court will hold a hearing on September 17, 2013 in New York City to determine, among other things, whether the proposed settlement should be given final approval and whether the court should enter final judgment dismissing all claims with prejudice.

On May 13, 2013, the Ontario Superior Court of Justice (“Canadian Court”) issued an order preliminarily approving a proposed settlement in the Canadian class action proceeding, Tucci v. SMART Technologies Inc. et al. The Canadian Court will hold a hearing on September 13, 2013 in Toronto, Ontario to determine, among other things, whether the proposed settlement should be given final approval and whether the court should enter final judgment dismissing all claims with prejudice.

In addition to obtaining approval from the U.S. Court and Canadian Court, the proposed settlement requires as a pre-condition that the class allegations in Harper v. SMART Technologies Inc., et al., pending in the Superior Court of the State of California, be dismissed with prejudice with all appeal rights exhausted. The California court has stayed all proceedings in that case until the U.S. Court issues its final ruling on the settlement after the September 17 hearing.

In the event that the proposed settlement is not finalized and implemented, the Company is not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against us in connection with such proceedings (or any related proceedings) as the discovery process in the foregoing litigation proceedings have not yet been completed.

(b) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, the Company may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by the Company and each director and officer on or about the time of their appointment to their respective office.

14. Segment disclosure

The Company reports segment information as a single reportable business segment based upon the manner in which related information is organized and managed. The Company’s operations are substantially related to the design, development and sale of hardware and software of interactive displays and related products that enable group collaboration and learning.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Three months ended June 30,
	2013	2012
Revenue
United States	$84,147	$107,293
Canada	11,676	14,553
Europe, Middle East and Africa	31,829	38,004
Rest of World	28,243	14,694

	$155,895	$174,544

For the three months ended June 30, 2013 and 2012, no single customer accounted for more than 10% of revenues.

15. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software that enables group collaboration and learning to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk (note 3).

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active; or inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$172,342	$—	$—	$172,342
Derivative instruments	—	12	—	12

Total assets	$172,342	$12	$—	$172,354

Liabilities
Derivative instruments	$—	$2,299	$—	$2,299

Total liabilities	$—	$2,299	$—	$2,299

March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$117,065	$—	$—	$117,065
Derivative instruments	—	463	—	463

Total assets	$117,065	$463	$—	$117,528

Liabilities
Derivative instruments	$—	$1,602	$—	$1,602

Total liabilities	$—	$1,602	$—	$1,602

(a) Fair value of derivative contracts

June 30, 2013
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(803 (657 (35	) ) )	Jul 2013 to Apr 2014 Jul 2013 to Apr 2014 Jul 2013 to Apr 2014	0.9938 - 1.0367 1.2619 - 1.3624 1.5813 - 1.6064	USD 20,000 EUR 15,000 GBP 7,500

	$(1,495)

Interest rate derivative contracts	$(792)		Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

March 31, 2013
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(382 (111 316	) )	Apr 2013 to Dec 2013 Apr 2013 to Dec 2013 Apr 2013 to Nov 2013	0.9938 - 1.0325 1.2485 - 1.3431 1.5780 - 1.6162	USD 24,000 EUR 18,000 GBP 6,500

	$(177)

Interest rate derivative contracts	$(962)		Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $12 is included in other current assets at June 30, 2013 (March 31, 2013 – $463). The fair value of foreign exchange derivative contracts of $1,507 is included in accrued and other current liabilities at June 30, 2013 (March 31, 2013 – $640). Changes in the fair value of these contracts are included in foreign exchange loss. The Company recorded losses of $2,307 and $144 for the three months ended June 30, 2013 and 2012, respectively.

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $679 at June 30, 2013 (March 31, 2013 – $679). The fair value of interest rate derivative contracts included in other long-term liabilities is $113 at June 30, 2013 (March 31, 2013 – $283). Changes in the fair value of these contracts are included in interest expense. The Company recorded a gain of $170 and a loss of $182 for the three months ended June 30, 2013 and 2012, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2013 and 2012

The carrying value and fair value of the Company’s long-term debt as at June 30, 2013 and March 31, 2013, are as follows.

	June 30, 2013		March 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$277,463	$279,096	$288,225	$289,844

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

16. Subsequent event

On July 31, 2013, the Company announced the closing of its credit facility refinancing. The Company’s wholly-owned subsidiary, SMART Technologies ULC, entered into a four-and-a-half-year senior secured term loan (the “Term Loan”) in an aggregate principal amount of $125,000 and a new four-year asset-based loan facility (the “ABL”) with an aggregate principal amount of $50,000. The Term Loan is priced at LIBOR plus 9.25% with a LIBOR floor of 1.25% and will amortize at 7.5% per annum during the first two-and-a-half years and 10% in last two years. The ABL is priced at LIBOR plus 2.5%. The proceeds from this transaction were used to refinance the Company’s First lien facility, fund transaction costs and for other corporate purposes.